SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the management (the "Management") of Telesystem International Wireless Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of shareholders of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 26, 2004.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed form of proxy (the "Form of Proxy") are officers of the Corporation. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy and deleting the names printed thereon.**

To be valid, proxies must be received at the Toronto office of Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. **Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted "FOR" all the proposals described herein.**

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 26, 2004, 138,812,133 common shares (the "Common Shares") were outstanding, being the only class of shares entitled to be voted at the Meeting. The Common Shares of the Corporation are listed on the Toronto Stock Exchange ("TSX") and on The Nasdaq SmallCap Market ("Nasdaq") under the respective symbols TIW and TIWI. Each holder of Common Shares is entitled to one vote for each share registered in his or her name at the close of business on March 17, 2004, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his or her shares after the Record Date or that a person acquires newly issued shares after the Record Date, the transferee or the acquirer of such shares shall be entitled to vote at the Meeting if he or she produces properly endorsed share certificates or otherwise establishes proof of his or her ownership of the shares and demands, not later than the day before the Meeting, that his or her name be included on the list of shareholders entitled to vote. This list of shareholders will be available for inspection during normal business hours at the Toronto office of Computershare Trust Company of Canada, the transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Common Shares, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of senior officers and directors of the Corporation, as of March 26, 2004, the following were the only persons or companies who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation:

Name of Shareholder	Number of Common Shares	Percentage of Voting Rights attached to all Common Shares
Telesystem Ltd. [1]	21,216,562	15.3%
J.P. Morgan Partners, LLC [2]	19,430,466	14.0%
Others	98,165,105	70.7%
Total	138,812,133	100%

(1) Includes shares held by subsidiaries of Telesystem Ltd. ("Telesystem"), ultimately controlled by Charles Sirois. Telesystem has informed us that on February 13, 2001, it issued to Caisse de dépôt et placement du Québec a debenture, in principal amount of Cdn$152,220,000, which, subject to certain terms and conditions, is exchangeable for a variable number of Common Shares owned by Telesystem based on the then market value of such Common Shares.

According to the information provided to us by Telesystem, the terms of the debenture were recently renegotiated and the number of Common Shares into which the debenture can be exchanged was set at 15,850,000 on the basis of the then market value of the Common Shares and the maturity date was set at June 30, 2004. Telesystem can require the exchange of the debenture into Common Shares at maturity. Following the partial repayment by Telesystem of the debenture on March 25, 2004, 11,313,480 Common Shares are now subject to the exchange feature of this debenture.

In addition, Gestion Télésystème Inc., an affiliate of Telesystem, has issued to Capital Communications CDPQ Inc., an affiliate of Caisse de depot et placement du Québec, a debenture dated March 30, 2001 in principal amount of Cdn$43,991,393 which, subject to certain terms and conditions, is exchangeable for 159,388 Common Shares owned by Telesystem. The debenture is exchangeable at any time up to maturity, at the option of the holder, but the holder has agreed not to exchange the debenture before August 1, 2004 provided Gestion Télésystème Inc. is not in default.

(2) Represents shares held by affiliates of J.P. Morgan Partners, LLC.

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended December 31, 2003 and the auditors' report thereon will be presented at the Meeting.

ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three and a maximum of twenty directors. At the Meeting, Management proposes to nominate seven individuals for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees mentioned below will be unable, or for any reason whatsoever, be reluctant to fulfil their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholders specified, on the Form of Proxy, that the proxy holder shall abstain from voting for the election of the directors.

The following table and notes thereto set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, such individual's respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Director since	Number of Common Shares
Daniel Cyr [(1)] Director	Senior Vice-President and Chief Financial Officer Telesystem Ltd. (a private holding company)	May 2000	—
Jacques A. Drouin [(2)] Director	Managing Director and Canada Country Head based in London, England of Lazard Brothers & Co. Limited (an investment bank)	March 1997	—
Michael R. Hannon [(1)] Director	Partner J. P. Morgan Partners, LLC (a private equity organization)	March 2002	—[(3)]
C. Kent Jespersen [(1)] Director	Chairman of the Board La Jolla Resources International Ltd. (an international advisory and investment company)	March 1999	2,695
Jonathan Charles Carter-Meggs [(2)] Director	Partner J. P. Morgan Partners, LLC (a private equity organization)	March 2002	—[(4)]
Christian Salbaing [(2)] Director	Managing Director, European Telecommunications for Hutchison Europe Telecommunications	December 2003	—
Charles Sirois [(2)] Chairman of the Board	Chairman of the Board and Chief Executive Officer Telesystem Ltd. (a private holding company)	March 1997	21,219,716[(5)]

(1) Member of the Audit Committee.

(2) Member of the Human Resources and Governance Committee.

(3) Mr. Hannon is a partner of J.P. Morgan Partners, LLC which beneficially owns 19,430,466 Common Shares through certain affiliates.

(4) Mr. Meggs is a partner of J.P. Morgan Partners Europe Ltd. which beneficially owns 19,430,466 Common Shares through certain affiliates.

(5) Mr. Sirois holds 3,154 Common Shares and beneficially owns 21,216,562 Common Shares through Telesystem, which owns its participation in the Corporation directly and through certain subsidiaries of Telesystem.

In the past five years, each of the foregoing nominee directors had the principal occupation set out opposite their names, except that:

• Prior to 2000, Daniel Cyr held the position of Chief Financial Officer of Telesystem Ltd.;

• Prior to joining Lazard Brothers & Co. Limited in 2000, Jacques A. Drouin was Director and Country Head for Canada of J. Henry Schroder & Co. Limited;

• Prior to January 2001, Christian Salbaing was a partner at the law firm of Freshfields, Bruckhaus, Deringer in Paris.

• From 1992 until February 2000, Charles Sirois was Chairman and Chief Executive Officer of Teleglobe Inc.

The information as to Common Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors and Officers

For the year ended December 31, 2003, an aggregate amount of Cdn$9,964,142 was paid to the members of the Board of Directors of the Corporation and to the executive officers of the Corporation and its subsidiaries, including compensation for salary, bonuses and benefits. In 2003, 5,589,190 options were granted to executive officers of the Corporation and 86,441 options to directors of the Corporation under the Corporation's Employees Stock Option Plan (the "Employees Stock Option Plan"), including the November 2002 Option Grants, as defined, and the December 2003 Option Grants, as defined. See "Compensation of Directors and Executive Officers - Option and Unit Grants in Last Financial Year". As of December 31, 2003, no amounts had been set aside for pension and retirement benefits for directors and executive officers.

Compensation of Directors

The compensation policy for directors provides that directors who are neither employees nor consultants of the Corporation or of the four principal shareholders of the Corporation shall receive US$20,000 per year as a retainer fee and a fee of US$1,500 for each meeting of the Board of Directors or of a Committee attended by them in person and a fee of US$750 if such participation is made by telephone. Where a Board of Directors meeting and a Committee meeting are held on the same day and in the same location, a director attending both meetings shall receive a fee of US$1,500. If a second Committee meeting is held on the same day and in the same location, a director attending such meeting shall receive an additional fee of US$1,500. The Chairman of the Board of Directors shall receive a fee of Cdn$20,000 per month and the Chairman of any Committee of the Board of Directors shall receive a fee of US$3,500 per year. In addition, directors who are not employees or consultants of the Corporation or of the four principal shareholders shall receive on an annual basis an option grant having a target compensation value of US$25,000. They shall also receive a travel fee of US$1,500 if they have to travel more than three hours to attend a meeting in person.

Compensation of Named Executive Officers

The table below shows certain compensation information for Mr. Bruno Ducharme, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2003 (collectively, the "Named Executive Officers"). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table								
		Annual Cash Compensation			Long-Term Compensation			
Name and Principal Position	Year	Salary (Cdn$)	Bonus(1) (Cdn$)	Other Annual Compen-sation (Cdn$) (2)	Securities Under Options/Units (#)	Restricted Shares or Share Units (#)	Long-Term Incentive Program Payouts (Cdn$)	All Other Compensation (Cdn$)
Bruno Ducharme President and Chief Executive Officer	2003	500,000	584,375	–	1,803,388 (3)	500,000 (7)	3,956,138 (8)	–
	2002	500,000	350,000	–	1,620,000 (4) / 810,000 (5)	–	–	–
	2001	500,000	100,000	–	–	–	–	
Mario Bertrand (2) President, Telesystem (Antilles) Corporation N.V.	2003	279,173	201,005	202,461	357,959 (3)	–	1,649,395 (8)	
	2002	279,173	134,226	305,089	500,537 (4) / 250,000 (5)	–	–	–
	2001	279,173	63,652	256,775	1,475	–	–	–
James J. Jackson (6) Chief Financial Officer, MobiFon S.A.	2003	269,184	120,290	191,700	411,133 (3)	7,492 (7)	1,027,909 (8)	
	2002	202,209	81,136	332,113	335,000 (4) / 167,500 (5)	–	–	–
	2001	115,170	68,756	238,477	–	–	–	–
Karla Stephens Chief Operating Officer, Cesky Mobil a.s.	2003	246,179	112,512	169,933	370,776 (3)	6,743 (7)	921,070 (8)	
	2002	184,927	102,773	324,815	300,000 (4) / 150,000 (5)	–	–	–
	2001	173,636	86,384	346,602	–	–	–	–
Alexander Tolstoy Chief Executive Officer of Cesky Mobil a.s. and MobiFon S.A.	2003	416,314	250,652	327,340	1,126,817 (3)	68,000 (7)	3,178,743 (8)	
	2002	312,736	170,629	579,037	780,000 (4) / 390,000 (5)	–	–	–
	2001	298,555	222,125	709,913	–	–	–	–

(1) Bonus awards are paid in cash in the year following the financial year for which they are awarded.
(2) Represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.
(3) Indicates the number of options granted under the Corporation's Employees Stock Option Plan in 2003, including the November 2002 Option Grants, as defined, and the conditional and subsequently confirmed option grants of December 2003, as defined. See "Compensation of Directors and Executive Officers – Option and Unit Grants in Last Financial Year". No Performance Units were granted in 2003 and those granted in 2002 were cancelled in 2003 (see note (5) below).
(4) Indicates the number of options granted under the Corporation's Employees Stock Option Plan in 2002, excluding the November 2002 Option Grants, as defined but including the conditional and subsequently confirmed option grants of November 2001. See "Compensation of Directors and Executive Officers – Option and Unit Grants in Last Financial Year". Out of these options grants, the following number of options were forfeited in 2003 in the case of each of the following individuals: Mr. Ducharme, 840,000 options forfeited; Mr. Bertrand, 260,000 options forfeited; Mr. Jackson, 175,000 options forfeited; Mr. Tolstoy, 400,000 options forfeited; Ms. Stephens, 160,000 options forfeited.
(5) Indicates the number of units granted under the Corporation's Performance Unit Plan in 2002, including the November 2001 Unit Grants, as defined. These units were all cancelled when the November 2002 and December 2003 Option Grants, as defined, were completed. See "Compensation of Directors and Executive Officers – Option and Unit Grants in Last Financial Year ".
(6) Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.
(7) Restricted Share Units granted under a Restricted Share Unit Plan to be approved by the Shareholders at the Annual and Special Meeting, the full text of which is set out in Schedule "A" to this Management Proxy Circular.
(8) Includes the value realized on the exercise of options under the Corporation's Employees Stock Option Plan and cash payouts made under the Corporation's Special Cash Incentive Plan (see Report on Executive Compensation by the Human Resources and Governance Committee).

Stock Option Plans for Directors, Senior Executives and Key Employees

On April 30, 1997, the Corporation established the Employees Stock Option Plan. All of the options granted under the Employees Stock Option Plan to acquire Common Shares may be exercised within a maximum period of five years following the date of grant. Options may be exercised as follows: (i) options granted under the plan to employees and officers are exercisable after the first anniversary of the date of grant as to one-third of the optioned shares, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third of the optioned shares and are exercisable as to 100% upon a change of control of the Corporation; (ii) options granted under the plan to directors are exercisable after the first anniversary of the date of grant as to 100% of the optioned shares. All options are granted at a price not lower than the market price of the Common Shares on the day preceding the date of grant. Any option granted pursuant to the Employees Stock Option Plan will lapse 30 days after the holder thereof ceases to be a director, officer or employee of the Corporation (or within 90 days if the holder is dismissed without cause). In

the event of death, retirement or disability, any option held by the optionee lapses twelve months after the date of any such death, retirement or disability. If an option holder's employment or office with the Corporation is terminated within 18 months of a change of control of the Corporation, his or her options will be exercisable during a period of 12 months following such termination. The maximum number of Common Shares that are currently issuable under the Employees Stock Option Plan is 10,000,000 Common Shares. The maximum number of Common Shares that may be optioned in favor of any individual is 3% of the issued and outstanding shares from time to time.

On April 30, 1997, the Corporation also established the Directors Stock Option Plan. Since March 5, 2002, directors are now eligible participants under the Employees Stock Option Plan. Therefore, it is not expected that options will continue to be granted under the Directors Stock Option Plan.

Performance Unit Plan

On November 15, 2001, the Board of Directors, on the recommendation of the Human Resources and Governance Committee, approved a Performance Unit Plan. Under the Performance Unit Plan, units were issuable to certain holders of options granted under the Employees Stock Option Plan. Units gave right, upon a change of control of the Corporation, to the payment in cash of the difference between the then market price of the Common Shares of the Corporation and the threshold price of the units. Unless a change of control occurs before such dates, units were to expire on the earlier of November 15, 2006 and the participant's date of termination of employment.

On November 15, 2001, an aggregate of 3,086,000 units were issued to option holders at an average threshold price of US$7.50 or Cdn$11.90 per unit. For every two options granted to key employees under the Employees Stock Option Plan on November 15, 2001, one performance unit was granted. For each option granted in the future under the Employees Stock Option Plan to a holder of unit, one unit held by such holder was to be cancelled. No units were granted since November 2001.

Following the November 2002 and December 2003 Option Grants, as defined, all units were cancelled as provided under the Performance Unit Plan and the plan was therefore terminated. It should be noted that no payments were made under the Performance Unit Plan as no change of control occurred between its inception and termination.

Restricted Share Unit Plan

On February 24, 2004, the Board of Directors of the Corporation, on the recommendation of the Human Resources and Governance Committee and in the best interest of the shareholders, authorized, subject to regulatory and shareholders' approvals, the creation of a restricted share unit plan (the "Restricted Share Unit Plan"). Under the Corporation's Restricted Share Unit Plan, restricted share units ("RSU") are granted to designated directors (other than those who are employees or consultants of the four principal shareholders of the Corporation), officers and employees. The RSU are "phantom" shares that rise and fall in value based on the value of the Corporation's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSU typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Corporation. Where deemed appropriate, the Board of Directors has the discretion to use a different vesting schedule. On January 9, 2004 and February 24, 2004, the Board of Directors of the Corporation approved the grant of 638,652 RSU upon recommendation of the Human Resources and Governance Committee subject to regulatory and shareholders' approvals. These grants are conditional on the approval of the Restricted Share Unit Plan by the TSX, regulatory authorities and shareholders of the Corporation. The total number of RSU issuable under the proposed plan is 6,250,000. The Restricted Share Unit Plan is presented to shareholders for approval at the Meeting. The full text of the plan is attached as Schedule B to this Management Proxy Circular.

Option and RSU Grants in Last Financial Year

Taking into consideration options granted on November 12, 2002 subject to the approval by shareholders of certain amendments to the Employees Stock Option Plan presented at the annual shareholders' meeting in May 2003, such approval having been obtained at the said meeting, (the "November 2002 Option Grants") and the options granted on December 18, 2003 subject to the review and approval by the Corporation's three major shareholders, such approval having been obtained on February 29, 2004 (the "December 2003 Option Grants") a total of 6,410,400 options were granted to directors, officers, employees and consultants, 2,566,585 options were exercised and 3,280,359 options were forfeited or cancelled under the Employees Stock Option Plan in the last financial year.

The table below shows information regarding the stock option grants made to the Named Executive Officers under the Employees Stock Option Plan during the financial year ended December 31, 2003, taking into consideration the November 2002 and December 2003 Option Grants, and regarding the RSU grants approved by the Board in January and February 2004.

Name of Executive Officers	Securities Under Options [1]/RSU [1] Granted (#)	Percentage of Net Total of Options/RSU Granted in Financial Year (%)	Exercise Price of Options (#/US$)	Market Value of Securities Underlying Options on the Date of Grant [2] (#/US$)	Expiration Date of Options
Bruno Ducharme	1,803,388 / 500,000	28.1%/78.3%	803,388 / $2.15 1,000,000 / $8.13	803,388 / $2.00 1,000,000 / $8.13	Nov. 11, 2007 Jan. 17, 2007
Mario Bertrand	357,959 / 0	5.6%/0.0%	247,959 / $2.15 110,000 / $8.13	247,959 / $2.00 110,000 / $8.13	Nov. 11, 2007 Jan. 17, 2007
James J. Jackson	411,133 / 7,492	6.4%/1.2%	166,133 / $2.15 245,000 / $8.13	166,133 / $2.00 245,000 / $8.13	Nov. 11, 2007 Jan. 17, 2007
Alexander Tolstoy	1,126,817 / 68,000	17.6%/10.6%	446,817 / $2.15 680,000 / $8.13	446,817 / $2.00 680,000 / $8.13	Nov. 11, 2007 Jan. 17, 2007
Karla Stephens	370,776 / 6,743	5.8%/1.1%	148,776 / $2.15 222,000 / $8.13	148,776 / $2.00 222,000 / $8.13	Nov. 11, 2007 Jan. 17, 2007

(1) Underlying securities: Common Shares.
(2) The closing price of the Common Shares on the Nasdaq on the last trading day preceding the grant date was, in the case of options granted on November 12, 2002, US$2.00, and in the case of options granted on December 18, 2003, US$8.13.

Aggregated Options and Units Exercised in Last Financial Year and Financial Year End Option and RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options exercised and the number of RSU redeemed for Common Shares, if any, during the financial year ended December 31, 2003, the aggregate value realized upon exercise or redemption, as applicable, and the total number of unexercised options and unvested RSU held at December 31, 2003. Value realized upon exercise/redemption is the difference between the market value of the underlying Common Shares on the exercise date and the exercise price in the case of options, and the market value of the underlying Common Shares on the redemption date in the case of RSU. The value of unexercised "in-the-money" options at financial year-end is the difference between the exercise price and the market value of the underlying Common Shares on December 31, 2003, which was Cdn$10.85 per share, the closing price on the TSX. The value of unvested RSU at financial year-end is the market value of the underlying Common Shares on December 31, 2003, which was Cdn$10.85. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The options and RSU may never be exercised or redeemed, and actual gains, if any, on exercise or redemption will depend on the value of the Common Shares on the date of exercise or redemption, as applicable. There can be no assurance that these values will be realized. Unexercisable options and unvested RSU are those which have been held for less than the time required for vesting.

Name of Executive Officers	Securities Acquired on Exercise / Redemption (#)	Aggregate Value Realized (Cdn$)	Unexercised Options /Unvested RSU as at December 31, 2003		Value of Unexercised "In-the-Money"[1] Options / Unvested RSU at December 31, 2003[2]	
			Exercisable / Vested (#)	Unexercisable / Unvested (#)	Exercisable / Vested (Cdn$)	Unexercisable / Unvested (Cdn$)
Bruno Ducharme	462,796 / 0	2,793,127	921,694 / 0	1,198,898 / 500,000	6,753,671 / 0	1,794,307 / 5,425,000
Mario Bertrand	242,838 / 0	1,401,905	73,333 / 0	282,525 / 0	24,933 / 0	1,806,368 / 0
James J. Jackson	133,712 / 0	870,292	28,333 / 0	409,087 / 7,492	162,351 / 0	1,281,938 / 81,288
Alexander Tolstoy	402,273 / 0	2,646,276	0 / 0	1,104,543 / 68,000	0 / 0	3,358,857 / 737,800
Karla Stephens	142,926 / 0	921,069	0 / 0	367,849 / 6,743	0 / 0	1,142,615 / 73,162

(1) "In-the-money" options are options for which the market value of the underlying securities is higher than their exercise price.
(2) The value of unexercised "in-the-money" options and unvested RSU is calculated using the closing price of the Common Shares on the TSX on December 31, 2003, i.e. Cdn$10.85.

Retention Incentive

The Named Executive Officers are covered by the Corporation's retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between three months and 36 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentives range from 18 to 36 months.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES AND GOVERNANCE COMMITTEE

Members of the Human Resources and Governance Committee

During the financial year ended December 31, 2003, the Human Resources and Governance Committee (the "HR Committee") was composed of Jacques A. Drouin, as Chairman, Jonathan Charles Carter-Meggs, Charles Sirois and, prior to her resignation on December 2, 2003, Eva Lee Kwok. The vacancy on the Committee left by Ms. Kwok's departure was filled by Mr. Christian Salbaing on December 18, 2003. None of the individuals serving on the Committee were officers or employees, or former officers or employees, of the Corporation or its subsidiaries.

HR Committee Mandate

The HR Committee is a committee of the Board of Directors. One of its mandates is to review and make recommendations to the Board of Directors in connection with the appointment and remuneration of officers of the Corporation and of its subsidiaries, including the Chief Executive Officer. In addition, the HR Committee makes recommendations to the Board of Directors with respect to the options to be granted under the Employees Stock Option Plan and the RSU to be granted under the Restricted Share Unit Plan.

The HR Committee also reviews and approves the design and competitiveness of the Corporation's total compensation policy, architecture and plans, including the mix between cash and incentive compensation. It is responsible for reviewing and making recommendations with respect to all human resources matters relating to the officers and employees of the Corporation.

The HR Committee held 6 meetings during the financial year ended December 31, 2003.

Executive Compensation Policy

A revised total compensation policy was introduced in 1999 to recognize and reward individual contributions to the short-term and long-term success of the Corporation and also ensure that the Corporation offers competitive compensation.

In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation aims to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. Incentive compensation is awarded through plans and criteria approved by the HR Committee.

The benefits consist of insurance coverage and flexible perquisites such as car allowance, club memberships and professional counseling. The Corporation does not provide retirement or savings benefits to its executives.

Incentive compensation, which includes distinct short, medium and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity ranges from 10% to 13% of total compensation and the long-term incentive opportunity ranges from 50% to 70% of total compensation. Therefore, the "at risk" or incentive portion of their total compensation ranges from 63% to 80%.

The Corporation's compensation policy uses different scales for its employees who are local residents than for employees of its operating subsidiaries who are foreign residents ("Expatriates"). The key benefits currently being provided to Expatriates consist mainly of relocation benefits, living conditions benefits such as housing allowance, group insurance, home leave and tax planning. Incentive compensation for Expatriates, which includes distinct short-term and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of Expatriates and is designed to link remuneration and corporate performance, with a generally higher emphasis on the long-term component.

Short-Term Incentive Compensation

The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, operating income before depreciation and amortization, and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Board of Directors.

For the Named Executive Officers, bonuses range from 30% to 50% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher but cannot exceed twice the target bonuses. When objectives are not met, bonuses are lower and not paid at all when they are met at less than certain specified thresholds.

For the financial year ended December 31, 2003, the HR Committee reviewed and recommended to the Board of Directors approval of bonuses under the short-term incentive plan that were in line with the level of achievement of the strategic and operational objectives.

Long-Term Incentive Compensation

The long-term incentive compensation is made up of the Employees Stock Option Plan and the Restricted Share Unit Plan.

The Employees Stock Option Plan, introduced in 1997, and the Restricted Share Unit Plan, introduced in February 2004, are designed to motivate directors, officers, employees and consultants, align their interests with the Corporation's shareholders over the long-term and create an ownership mentality. They are of limited duration and are subject to the HR Committee review to ensure maintenance of their market competitiveness.

The current Employees Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Common Shares. The number of options granted to directors, officers and employees is determined so as to deliver an intended target annual compensation value, which, for officers and employees, is expressed as a multiple of their base salary. Under the current policy, the multiples range from 17.5% to 337.5% (95% to 337.5% for the Named Executive Officers) of the annual base salary. The Restricted Share Unit Plan provides for the issuance of RSU to designated directors, officers, employees and consultants.

Pursuant to the Employees Stock Option Plan and Restricted Share Unit Plan, the option and RSU grants are reviewed and recommended by the HR Committee for approval by the Board of Directors. The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Common Shares are listed and with all relevant securities legislation.

Introduced in 2001 in the context of the Corporation's equity recapitalization plan, the Performance Unit Plan was designed, as a supplement to the Employees Stock Option Plan, to provide an additional incentive to employees in various divestiture scenarios. The Performance Unit Plan was terminated in 2003.

Special Cash Incentive Compensation

On November 12, 2002, the Board of Directors, on the recommendation of the HR Committee, approved a mid-term incentive plan called the Special Cash Incentive Plan.

The Special Cash Incentive Plan rewarded the achievement of pre-determined corporate strategic objectives or milestones, including certain asset sales, aimed at maximizing the Corporation's value in the medium term.

The Special Cash Incentive Plan was effective from November 12, 2002 to December 31, 2003 and only employees of the Corporation holding managerial positions were eligible to participate in the Plan.

Each of the pre-determined corporate strategic objectives had a pre-defined incentive "pool", whose size reflected its impact on the Corporation's value. Each participant's share of the "pool" was also pre-defined based on his or her level and degree of influence/impact on the achievement of the said objective.

The actual cash payouts under the Plan were determined on a "pass or fail" basis and there were no grading schedules and no stretches. If the objective was achieved, the pre-defined payouts corresponding to the said objective were made. If it was not achieved, there were no payouts in respect of such objective. The achievement of the objective was determined by the acceptance of the corresponding transaction by the Board of Directors or by the completion of the corresponding transaction as per the business plan approved by the same board, as applicable.

Two corporate strategic objectives were achieved during the financial year ended December 31, 2003 and the corresponding cash payouts under the Special Cash Incentive Plan for the said objectives were made for an aggregate payout by the Corporation of Cdn$3,387,937. The cash payouts for the Named Executive Officers are included in the Summary Compensation Table under the header "Long-Term Incentive Program Payouts".

Compensation Plan Control and Review

The HR Committee is responsible for ensuring that executive compensation conforms to the Corporation's total compensation policy. The Corporation's relative position in terms of compensation levels, including the proper balance between cash and incentive compensation, is determined, as needed, through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is "at risk" and linked to corporate, business unit and individual performance, and particularly to stock performance and long-term value creation. The HR Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend, by exception, employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Reported by the HR Committee as of March 26, 2004:

Jacques A. Drouin, Chairman
Jonathan Meggs
Christian Salbaing
Charles Sirois

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Common Shares, the cumulative total return of the S&P/TSX Composite Index and the cumulative total return of the Nasdaq Composite Index for the period commencing January 1, 1999, and ending December 31, 2003.



The Corporation's Stock Performance
(December 31, 1998 to December 31, 2003)

	1998	1999	2000	2001	2002	2003
TIW	100.00	272.31	39.49	1.62	0.54	2.20
S&P/TSX Composite Index	100.00	130.14	138.18	118.71	102.02	125.85
Nasdaq Composite Index	100.00	188.13	114.22	91.87	62.33	91.22

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Corporation made no loans to its directors and officers during the financial year ended December 31, 2002 and no loan was outstanding as of that date.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The payment of the annual premium, amounting to approximately US$1.6 million in 2003, is shared between the Corporation and its subsidiaries. The aggregate limit of liability in respect of any and all claims is US$30 million for the insured period of April 30, 2003 to April 30, 2004. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

APPOINTMENT AND REMUNERATION OF AUDITORS

Ernst & Young have been the auditors of the Corporation since May 9, 1997.

Management, upon the advice of the Audit Committee, recommends that Ernst & Young be appointed as auditors of the Corporation and that the Board of Directors be authorized to fix their remuneration.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2003, the Corporation and its subsidiaries or affiliates did not enter into any transaction with an insider of the Corporation, any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries, except for transactions already disclosed in the Corporation's past management proxy circulars and transactions entered into under the following agreements:

- A credit agreement between the Corporation and two of its wholly-owned subsidiaries, and a group of lenders, including Caisse de dépôt et placement du Québec and an affiliate of J.P. Morgan Partners, LLC. The amounts drawn under this facility were fully repaid in March 2003 and the facility was terminated.

- A use of premises and service agreement between the Corporation and Telesystem providing for the use and enjoyment by the Corporation of approximately 8,700 square feet of the premises leased by Telesystem at 1250 René-Lévesque West, 38th floor in Montreal, for annual rent of approximately Cdn$385,000 including furniture.

- An underwriting agreement dated September 11, 2003 among the Corporation, Capital Communications CDPQ Inc., which, at the time the agreement was signed, was an insider of the Corporation, and BMO Nesbitt Burns Inc. pursuant to which Capital Communications CDPQ Inc. agreed to sell and BMO Nesbitt Burns Inc. agreed to purchase 12,960,128 Common Shares held by Capital Communications CDPQ Inc. and certain of its affiliates by way of a short form prospectus in all Provinces of Canada.

- A commitment letter dated as of October 24, 2003 between the Corporation and its co-shareholders in TIW Asia N.V., including certain affiliates of J.P. Morgan Partners, LLC, for the acquisition by the Corporation of shares of TIW Asia N.V. it does not already own in exchange for newly issued shares of the Corporation.

  An agreement in principle entered into in December 2003 between the Corporation and EEIF Melville B.V. and certain of its affiliates (together referred to herein as "EEIF"), for which binding share purchase agreements were executed on February 10, 2004, relating to the issuance of 14,621,714 Common Shares in exchange for approximately 5.9% equity interest in MobiFon S.A. and 2.9% equity interest in TIW Czech N.V. held by EEIF Melville B.V. and certain of its affiliates. MobiFon S.A. is a subsidiary of the Corporation operating in Romania and TIW Czech N.V. is a subsidiary of the Corporation holding the Corporation's operating company in the Czech Republic. As a result of this transaction, EEIF became a party to an amended and restated investor rights agreement dated March 17, 2004 entered into among the Corporation and certain of its major shareholders, pursuant to which such major shareholders agreed to vote in favour of one nominee of EEIF on the Corporation's Board of Directors. EEIF has not yet presented a nominee for election on the Board of Directors but Management expects it will do so in the near future.In addition, EEIF entered into an amended and restated registration rights agreements dated March 17, 2004 among the Corporation and certain of its major shareholders.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Background

The Board of Directors considers good corporate governance to be important to the effective operations of the Corporation. In 1997, the Board of Directors formed the Nominating and Corporate Governance Committee responsible for, among other things, monitoring the Corporation's corporate governance practices in relation to the Guidelines adopted by the TSX (the "Guidelines") and overseeing disclosure obligations related thereto. In 2002, following the implementation of the Corporation's equity recapitalization plan, the functions of the Nominating and Corporate Governance Committee were divided between the Audit Committee and the Human Resources and Governance Committee.

Since November 2002, the Corporation has conducted a significant review of its corporate governance policies and practices. The Board of Directors and Management reviewed the Corporation's corporate governance policies in light of existing and proposed corporate governance requirements and best practices standards in Canada and the United States. In addition to the corporate governance guidelines set out in the Guidelines, the Corporation is subject to many of the provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and related rules of the U.S. Securities and Exchange Commission, proposed rules of the Canadian Securities Administrators regarding both audit committees and the certification of certain annual and interim filings and the new governance standards of the NASDAQ Stock Market. The TSX has also proposed revised corporate governance guidelines, which however, will likely be replaced by a new policy of the securities commissions in Canada. Although certain of these governance initiatives are not yet in force, or, in the case of the SOX, may not be completely applicable to non-U.S. corporations, the Corporation is, to the extent possible, working towards compliance with all of the applicable final standards. In this regard, since November 2002, the Board of Directors took the following actions:

(i)		Reviewed and updated the charter of the Audit Committee;
(ii)		Reviewed and updated the charter of the Human Resources and Governance Committee;
(iii)		Implemented a disclosure policy in conformity with the requirement of SOX;
(iv)		Adopted a Code of Business Conduct which includes updated versions of the Corporation's:
	(a)	Foreign Corrupt Practices Act;
	(b)	Confidentiality, Loyalty, Non-Solicitation and Non-Compete Agreement;
	(c)	Information Systems/Information Technology Securities Policies, Procedures and Guidelines;
	(d)	Policy Concerning the Use of Inside Information;
	(e)	Delegation of Authority; and
	(f)	Conflict of Interest Report; and
(v)		Adopted a whistle-blower memorandum allowing direct anonymous access to the Board of Directors for employees of the Corporation.

All employees are required to sign a statement of compliance with respect to the Code of Business Conduct of the Corporation. Furthermore, given the ongoing developments and trends in corporate governance in Canada and the United States, the Corporation continues to review on a regular basis its various internal policies and procedures to ensure compliance with all applicable final standards and best practices.

The corporate governance framework of the Corporation also features an investor rights agreement among the Corporation's major shareholders, namely Telesystem, U.F. Investment (Barbados) Ltd., certain affiliates of J.P. Morgan Partners, LLC., and EEIF (the "Major Shareholders") which provides for proportionate representation rights, including in favour of minority shareholders, on the Board of Directors and setting out certain principles of corporate governance (the "Investor Rights Agreement"). It is expected that Caisse de dépôt et placement du Québec will, directly or through its affiliate, become a party to the Investor Rights Agreement on or before June 30, 2004 as a result of the exchange of the debenture it holds in Telesystem for Common Shares. Pursuant to the Investor Rights Agreement, the Corporation agreed to maintain the size of its Board of Directors to eight members and allow Major Shareholders to present for appointment between one and two nominees on the Board of Directors, depending on their level of equity interest in the Corporation. Any candidate, other than those nominees of the Major Shareholders, is required by the Investor Rights Agreement to be independent not only of the management of the Corporation but also of the Major Shareholders. In addition, the Investor Rights Agreement requires that certain major decisions be approved by no less than two-thirds or, in certain cases, three-quarters of the votes cast by the directors present and eligible to cast votes at a duly constituted meeting of the Board of Directors. The decisions requiring the approval of two-thirds of the votes include, among other things, (i) security issuances, (ii) debt incurrence or pledging of assets, (iii) creation of subsidiaries and (iv) execution of any contract with a related party for an amount in excess of Cdn$200,000. The decisions requiring the approval of three-quarters of the votes include, among other things, (i) business plan approval or amendment, (ii) repurchase of debt, (iii) investment, acquisition, capital expenditure or development projects and (iv) termination of employment or hiring of executive officers.

Under the Investor Rights Agreement, each Major Shareholder agreed to vote in favor of the nominees put forward for election on the Board of Directors by the other Major Shareholders. The nominees of the Major Shareholders proposed for election as directors at the Meeting are: Daniel Cyr, Michael R. Hannon, Christian Salbaing, Jonathan Charles Carter-Meggs and Charles Sirois. As previously mentioned, it is expected that EEIF will present a nominee for election on the Board of Directors in the near future, therefore increasing the size of the Board of Directors to eight members.

The following disclosure sets out the Corporation's corporate governance practices which conform with the Guidelines unless specifically noted otherwise.

Role and Responsibilities of the Board

The Board of Directors oversees the conduct and supervises the management of the business and affairs of the Corporation pursuant to the powers vested in it by the *Canada Business Corporations Act* and in accordance with the requirements of the *Canada Business*

Corporations Act. The Board of Directors holds regular meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

Before the start of every financial year, the Board of Directors receives and approves an annual budget and business and strategic objectives submitted by the President and Chief Executive Officer.

In addition to those matters requiring the Board of Directors' approval pursuant to law or the Corporation's articles and by-laws, the Board of Directors decides on significant matters such as those provided for in the Investor Rights Agreement.

Composition of the Board

The Board of Directors is currently comprised of seven directors and believes that its size enables it to conduct its meetings and take decisions effectively and efficiently. All directors are independent of Management and all directors are "unrelated directors", defined in the Guidelines as directors who are independent of Management and free from any interest and any business or other relationship, other than interests and relationships arising from shareholding, which would, or could reasonably, be perceived to materially interfere with the director's ability to act in view of the Corporation's best interest. Although the Board of Directors considers all of its members to be unrelated directors, as defined in the Guidelines, it notes that Jonathan Charles Carter-Meggs and Michael R. Hannon are Partners and employees of J.P. Morgan Partners, LLC, which entity, through certain of its affiliates, holds an equity interest in one of the Corporation's co-shareholder in MobiFon S.A. J.P. Morgan Partners, LLC is also a co-shareholder, through certain of its affiliates, in TIW Czech N.V., which entity holds the Corporation's interest in Český Mobil a.s., as well as a lender under Český Mobil's senior credit facility. Such relationships do not, in the normal course of business, interfere with these directors' abilities to act in view of the best interests of the Corporation. However, if a conflict of interest were to arise from these relationships under particular circumstances, measures would be taken as required by the Corporation's governing law to ensure that the best interest of the Corporation are adequately represented. The Corporation has no shareholder with the ability to exercise a majority of the votes for the election of the directors.

Committees

The Audit Committee reviews the Corporation's annual and interim financial statements before they are approved by the Board of Directors, oversees Management reporting on internal audits and controls and reviews the Corporation's accounting systems and external audit plan. Also in 2002, the Audit Committee began monitoring the Corporation's corporate governance practices and more specifically its compliance with stock exchange and securities commissions disclosure requirements. The Audit Committee also has direct communication channels with internal and external auditors to discuss and review specific issues as required. The Audit Committee is comprised of four outside directors, all of whom are unrelated. Members of the Audit Committee are currently Daniel Cyr, Michael R. Hannon and C. Kent Jespersen (Chair). Composition of the Committee is subject to modification following the Meeting.

The principal mandate of the Human Resources and Governance Committee is described above under the heading "Report On Executive Compensation by the Human Resources and Governance Committee." The responsibilities of the Human Resources and Governance Committee that deal with matters of corporate governance include to assist the Audit Committee in monitoring the Corporation's approach to corporate governance, to annually recommend the members proposed for election to the Board of Directors as well as the membership and chairs of the Committees of the Board of Directors, to develop a process to periodically review the functioning of the Board of Directors and conduct a periodic review of the powers, mandates and performance of committees of the Board of Directors. The Human Resources and Governance Committee is also in charge of periodically reviewing the effectiveness of the Corporation's policies, guidelines and manuals in relation to governance matters, other than those pertaining to disclosure requirements, which are the responsibility of the Audit Committee, and make recommendations to the Board of Directors to ensure compliance with best practices on such matters. The Human Resources and Governance Committee is composed of four outside directors, all of whom are unrelated. Members of the Human Resources and Governance Committee are currently Jacques A. Drouin (Chair), Christian Salbaing, Jonathan Charles Carter-Meggs and Charles Sirois. Composition of the Committee is subject to modification following the Meeting.

Measures for Receiving Shareholders' Feedback and Dealing with their Concerns

In addition to its required public filings, the Corporation regularly communicates with its shareholders and the investment community by means of its quarterly and annual reports as well as press releases issued as appropriate from time to time. Annual meetings allow shareholders to ask questions directly to the President and Chief Executive Officer as well as to other senior executive officers.

The Board of Directors' Expectations of Management

The Board of Directors expects Management to meet the following basic objectives: (i) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally, and on any specific matters that it considers of significant material consequence for the Corporation and its shareholders; (ii) take timely action and make all appropriate decisions required by the Corporation's activities in accordance with all applicable requirements or obligations and within the framework of the corporate policies in effect, with a view to enhancing shareholder value; (iii) conduct a comprehensive annual budget process and monitor closely the Corporation's financial performance in conjunction with the annual budget approved by the Board of Directors; and (iv) review on an on-going basis the Corporation's strategies and their implementation taking into account changes to the Corporation's business environment.

PROPOSED RESTRICTED SHARE UNIT PLAN

On February 24, 2004, the Board of Directors of the Corporation, on the recommendation of the Human Resources and Governance Committee and in the best interest of the shareholders, authorized, subject to regulatory and shareholders' approvals, the creation of the Restricted Share Unit Plan.

If approved by shareholders at the Meeting, by the TSX and by the necessary securities commissions, the Restricted Share Unit Plan will become effective as of December 18, 2003.

Under the Corporation's Restricted Share Unit Plan, RSU are granted to designated directors (other than those who are employees or consultants of the four principal shareholders of the Corporation), officers and employees. The RSU are "phantom" shares that rise and fall in value based on the value of the Corporation's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSU typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Corporation. Where deemed appropriate, the Board has the discretion to use a different vesting schedule. On January 9, 2004 and February 24, 2004, the Board of Directors of the Corporation approved the grant of 638,652 RSU upon recommendation of the Human Resources and Governance Committee subject to regulatory and shareholders approval. The total number of RSU issuable under the proposed plan is 6,250,000.

The Restricted Share Unit Plan is meant to complement the Employee Stock Option Plan of the Corporation to offer, through combinations of these equity-based incentive programs, optimal alignment of the interest of management and employees of the Corporation to that of its shareholders. The choice of implementing a Restricted Share Unit Plan was taken by the Board of Directors after an analysis of various alternative equity-based plans. Of the potential equity-based plans considered, a combination of the current Employee Stock Option Plan with a Restricted Share Unit Plan was considered to provide the best balance between alignment with shareholder interests, protection against downside risk, share price volatility protection and employee retention.

The full text of the Restricted Share Unit Plan is attached as Schedule B to this Management Proxy Circular.

The Board of Directors recommends that the shareholders vote "For" the adoption of a resolution to approve the Restricted Share Unit Plan. A copy of the resolution is appended hereto as Schedule "A" to this Management Proxy Circular. In order to adopt the resolution approving the plan, at least a majority of the votes cast by holders of Common Shares, present in person or by proxy, must be voted in favor of the resolution. However, in accordance with the rules of the TSX, certain participants to the Restricted Share Unit Plan will not be entitled to vote at the Meeting with respect to the approval of the plan. Therefore, to the best of the Corporation's knowledge, at the time the information was provided, 116,499 Common Shares owned by insiders of the Corporation who are participants to the Restricted Share Unit Plan as well as their associates will not be counted in determining whether or not the resolution is adopted. Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" this resolution.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 1250 René-Lévesque Street West, 38th floor, Montréal, Québec, Canada, H3B 4W8:

a) one copy of the Form 20-F of the Corporation filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities in Canada;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c) one copy of this Management Proxy Circular

The Form 20-F will be available from the date of its filing with the SEC and securities commissions or similar authorities in Canada.

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

(signed)
Margriet Zwarts
Secretary

**TELESYSTEM INTERNATIONAL
WIRELESS INC.**
1250 René-Lévesque Street West, 38th floor
Montréal, Québec, Canada, H3B 4W8


SCHEDULE "A"

RESOLUTION OF SHAREHOLDERS

<u>APPROVAL OF RESTRICTED SHARE UNIT PLAN</u>


IT IS RESOLVED as an ordinary resolution of the Corporation that:

1.   The Restricted Share Unit Plan in the form submitted to the shareholders of the Corporation is hereby approved, subject to any modifications as may be required by regulatory authorities.

2.   Any officer or director of the Corporation is hereby authorized to execute and deliver all documents and to do all acts and things necessary or desirable to give effect to this ordinary resolution.



Restricted Share Unit Plan

TELESYSTEM INTERNATIONAL WIRELESS INC.
RESTRICTED SHARE UNIT PLAN

TABLE OF CONTENTS

ARTICLE 1 — PURPOSE OF THE PLAN

The purpose of the Plan is to assist and encourage officers, employees, Directors or Consultants of the Corporation and its Subsidiaries, Associated Companies and Investee Companies to work towards and participate in the growth and development of the Corporation and its Subsidiaries, Associated Companies and Investee Companies and provide such persons with the opportunity to acquire an ownership interest in the Corporation.

ARTICLE 2 — DEFINITIONS AND INTERPRETATION

2.1   Definitions

For the purposes of this Plan, the following terms will have the following meanings:

(a)   "Account" means the account set up on behalf of each Participant in accordance with Section 4.3;

(b)   "Associated Company" means any corporation in which the Corporation owns, directly or indirectly, more than 20% but not more than 50% of the voting securities of such corporation;

(c)   "Board" means the Board of Directors of the Corporation;

(d)   "Cause" means serious reason;

(e)   "Change of Control" shall have the meaning as defined in Schedule A;

(f)   "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation, any Subsidiary, any Associated Company or any Investee Company;

(g)   "Corporation" means Telesystem International Wireless Inc. and any successor corporation thereto;

(h)   "Director" means an individual who is a member of the Board and not an officer or employee of the Corporation;

(i)   "Disability" shall have the meaning ascribed to such terms in the Corporation's long-term disability plan. The Board's determination as to whether or not a Participant has incurred a Disability is final and conclusive and binding on all persons;

(j)   "Eligible Individual" means any officer, employee, Director or Consultant of the Corporation, any Subsidiary, any Associated Company or any Investee but excluding members of the Board who are employees or consultants of the Corporation's major shareholders that are parties to that certain Amended and Restated Investors Rights Agreement dated March 17, 2004;

(k)   "Grant Date" means the date on which a RSU is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the RSU;

(l)   "Investee Company" means any corporation in which the Corporation owns, directly or indirectly, more than 10% but not more than 20% of the voting securities of such corporation;

(m)   "Participant" means an Eligible Individual who has been granted RSUs under the Plan;

(n)   "Plan" means this Restricted Share Unit Plan of the Corporation;

(o)   "Plan Limit" means the maximum number of Shares that are issuable under the Plan in accordance with Section 3.2;

(p)   "RSU Agreement" means an agreement, substantially in the form of the agreement set out in Schedule B to this Plan, between the Corporation and a Participant setting out the terms of the RSUs granted to the Participant;

(q)   "Retirement" means the termination of employment of a Participant on or after age sixty-five (65) or any such other age as determined from time to time by the Corporation;

(r)   "Restricted Share Unit" or "RSU" means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant's Account in accordance with the terms and conditions of the Plan;

(s)   "Securities Act" means the Securities Act (Quebec) R.S.Q., c. V1.1;

(t)   "Share Compensation Arrangement" means any Share option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(u)   "Shares" means common shares of the Corporation; and

(v)   "Subsidiary" means any corporation that is a subsidiary of the Corporation as defined in the Securities Act.

2.2   Interpretation

(a)   Words denoting the singular number include the plural and vice versa and words denoting the masculine include the feminine.

(b)   This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of Quebec and the laws of Canada applicable therein.

ARTICLE 3 — GENERAL PROVISIONS OF THE PLAN

3.1   Administration

(a)   The Plan will be administered by the Board or, if determined by the Board, by a compensation or human resources committee of the Board. If a committee is appointed to administer the Plan, all reference in this Plan to the Board will be deemed to be references to the committee, with the exception that if a committee is appointed, pursuant to this paragraph, to administer the Plan, approval of the Board will be required as to the identification of Participants, the number of RSUs granted, the vesting requirements and for amendments as described in Section 3.5.

(b)   Subject to the limitations of the Plan, the Board has the authority, to:

(i)   determine which Eligible Individuals are to be granted RSUs and the number of RSUs to be issued to those Eligible Participants;

(ii)   determine the terms under which such RSUs are granted including, without limitation, those related to transferability, vesting and forfeiture;

(iii)   prescribe the form of RSU Agreement with respect to a particular grant of RSUs;

(iv)   interpret the Plan and determine all questions arising out of the Plan and any RSUs granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Corporation and all other affected persons;

(v)   to prescribe, amend and rescind rules and procedures relating to the Plan;

(vi)   subject to the provisions of the Plan and subject to such additional limitations and restrictions as the Board may impose, to delegate to one or more officers of the Corporation some or all of its authority under the Plan; and

(vii)   to employ such legal counsel, independent auditors, third party service providers and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion or computation received there from.

3.2   Shares Reserved

(a)   The maximum number of Shares that are issuable under the Plan is 6,250,000 (the "Plan Limit"), subject to adjustment under Section 4.8.

(b)   The maximum number of Shares that may be reserved for issuance to any one Eligible Participant pursuant to RSUs granted under the Plan and any Share Compensation Arrangement is 5% of the number of Shares of the Corporation outstanding at the time of reservation.

(c)   For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares underlying any grants of RSUs that are surrendered, forfeited, waived and/or cancelled shall be added back to the Plan Limit and again be available for future grant.

3.3   Eligibility

RSUs may be granted by the Board to any Eligible Participant, subject to the limitations set forth in Section 3.2(b).

3.4   Non-Exclusivity

Nothing contained in this Plan will prevent the Board from adopting other or additional Share Compensation Arrangements, subject to obtaining the prior approval of the Toronto Stock Exchange or any other required regulatory or shareholder approvals.

3.5   Amendment of Plan and RSUs

(a)   The Board may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may be made without obtaining any required regulatory approval, including the Toronto Stock Exchange, or, if requested by such regulatory authority, any shareholder approval.

(b)   Furthermore, no such amendment, suspension or termination may:

(i)   without shareholder approval, increase the maximum number of Shares that may be issued pursuant to RSUs granted under the Plan; or

(ii)   amend, alter or impair any other RSUs previously granted to a Participant without the consent or deemed consent of the Participant.

(c)   In addition, the Board shall not amend, alter or impair in any manner any RSUs previously granted to a Participant, without the express written consent of said Participant, irrespective of any action taken by the Board pursuant to section 3.5(a).

3.6   Compliance with Laws and Stock Exchange Rules

The Plan, the grant of RSUs under the Plan and the Corporation's obligation to issue Shares following the vesting of RSUs will be subject to all applicable federal, provincial and foreign laws, rules and regulations under the rules of any stock exchange on which the Shares are listed for trading. Shares issued to Participants pursuant to the vesting of RSUs may be subject to limitation on sale or resale under applicable securities laws.

ARTICLE 4 — GRANT OF RSUs

4.1   RSU Agreement

Upon the grant of RSUs, the Corporation will deliver to the Participant a RSU Agreement dated as of the Grant Date, containing the terms of the RSUs and executed by the Corporation, and upon delivery to the Corporation of the RSU Agreement executed by the Participant, such Participant will be a participant in the Plan and have the right to receive Shares on the terms set out in the RSU Agreement and in the Plan.

4.2   Grant and Vesting of RSUs

(a) RSUs shall consist of a grant of units, each of which represents the right of the Participant to receive one Share, subject to the following terms and conditions and shall contain such additional terms and conditions as the Board shall deem appropriate, not inconsistent with the terms of the Plan and applicable laws, regulations and rule.

(b)   Subject to the right of the Board to determine that a RSU may vest on dates different than the dates below or any other vesting requirements (to be set forth in the RSU Agreement), a RSU granted to a Participant other than a Director will vest as follows:

   (i)   on the first anniversary of the Grant Date as to one-third (1/3) of the number of RSUs granted;

   (ii)   on the second anniversary of the Grant Date as to one-third (1/3) of the number of RSUs granted; and

   (iii)   on the third anniversary of the Grant Date as to one-third (1/3) of the number of RSUs granted.

(c) Subject to the right of the Board to determine that a RSU may vest on different dates or any other vesting requirements (to be set forth in the RSU Agreement), a RSU granted to a Participant who is a Director shall vest on the first anniversary of the Grant Date.

4.3   Participant's Account

Upon the grant of RSUs, the Board shall cause to be credited the Participant's Account with the number of RSUs.

4.4   Delivery of Shares

No later than thirty (30) days following the vesting of RSUs, the Participant shall receive, in satisfaction of the number of vested RSUs, an equal number of Shares to be issued from the treasury of the Corporation.

Immediately upon delivery of such Shares, the Corporation shall have the right, by way of execution of the RSU Agreement, to require that a Participant, who is a Canadian resident for income tax purposes, sells a given number of Shares, the net proceeds of which shall be sufficient to cover any applicable withholding taxes and other source deductions required by law to be withheld by the Corporation in connection with the total payments made in satisfaction of the Participant's vested RSUs.

Upon delivery of Shares in satisfaction of RSUs, such RSUs shall be cancelled from the Participant's Account.

4.5   Termination of Employment

Unless otherwise determined by the Board, in its sole discretion, or specified in the applicable RSU Agreement:

(a)   Upon the voluntary resignation or the termination for Cause of a Participant, all of the Participant's RSUs which remain unvested in the Participant's Account shall be forfeited without any entitlement to such Participant.

(b)   Upon the termination without Cause, the Disability, the Retirement or death of a Participant, the Participant or the Participant's beneficiary, as the case may be, shall have a number of RSUs become vested in a linear manner equal to the sum for each grant of RSUs of the original number of RSUs granted multiplied by the number of completed months of employment since the Grant Date divided by the number of months required to achieve the full vesting of such grant of RSUs reduced by the actual number of RSUs that have previously become vested in accordance with Section 4.2. Such vested RSUs shall be settled in accordance with Section 4.4.

4.6   Non-Transferability of RSUs

Unless the Board determines otherwise in its sole discretion a Participant may transfer RSUs to (i) his or her spouse, minor child or minor grandchild (a "Family Member"), (ii) his or her registered retirement savings plan which is established for the sole benefit of the Participant, (iii) a family trust (if he or she is a trustee and no person, other than the Participant or a Family Member of the Participant, is a beneficiary), (iv) a wholly-owned corporation, or (v) a corporation controlled by the Participant and all of the minority shareholders are Family Members, provided, that, in any such case, the transfer is permitted by, and is effected in accordance with the then applicable policies of the Toronto Stock Exchange. Upon any such permitted transfer, the transferred RSUs shall be deemed, for purposes of the Plan, to continue to be held by the Participant, and shall continue to be subject to the terms and conditions of the Plan as if the Participant remained the sole holder thereof. The Board may, in its sole discretion, permit transfers of RSUs other than those contemplated by this Section 4.6 subject to the prior approval of the Toronto Stock Exchange.

4.7   No Rights as Shareholder or to Remain an Eligible Individual

(a)   A Participant will only have rights as a shareholder of the Corporation with respect to those RSUs that have been delivered in Shares in accordance with its terms.

(b)   Nothing in this Plan or in any RSU Agreement will confer on an Eligible Individual or a Participant any right to remain as an officer, employee, Director or Consultant of the Corporation, any Subsidiary, any Associated Company or any Investee Company.

4.8   Adjustment to Shares

The number of Shares delivered to a Participant as a settlement of vested RSUs will be adjusted in the following events and manner, subject to the prior approval of the Toronto Stock Exchange and to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances:

(a)   upon (i) a subdivision of the Shares into a greater number of Shares, (ii) a consolidation of the Shares into a lesser number of Shares or (iii) the issue of a stock dividend to holders of the Shares, the Corporation will deliver upon the vesting of RSUs, in addition to or in lieu of the number of Shares in respect of which the right has been acquired, such greater or lesser number of Shares as a result from the subdivision, consolidation or stock dividend;

(b)   upon the distribution by the Corporation to holder of Shares of (i) shares of any class (whether of the Corporation or another corporation) other than Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (other than dividends in the ordinary course), securities or other property or assets, the Corporation will deliver upon the vesting of RSUs, in addition to the number of Shares in respect of which the right has been acquired, such other securities, evidence of indebtedness or assets as a result of such distribution;

(c)   an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative; and

(d)   the Corporation will not be required to issue fractional Shares or other securities under the Plan and any fractional interest in a Share or other security that would otherwise be delivered upon the vesting of RSUs will be cancelled.

4.9   Further Adjustments upon Reorganization

Subject to obtaining the prior approval of the Toronto Stock Exchange or any other required regulatory or shareholder approval, if any, and the right of the Board to make such other or additional adjustments as are appropriate in the circumstances, upon a capital reorganization, reclassification or change of the Shares or the kind of securities, a consolidation, an amalgamation, merger, arrangement or any other form of business combination of the Corporation with another corporation, or a sale, lease or exchange of all or substantially all of the property of the Corporation, the Corporation shall deliver upon the vesting of RSUs, in lieu of the Shares, the kind and amount of shares or other securities or property, including cash, as a result therefrom, subject to any rights of the Participant hereunder, including those contained in section 3.5(c), and whether such transaction constitutes a Change of Control or not.

4.10   Notices

The form of all communication relating to the Plan shall be in writing and delivered by recognized overnight courier, certified mail, fax or electronic mail to the proper address or, optionally, to any individual personally. Except as otherwise provided in any RSU Agreement, all notices to the Corporation or the Board shall be addressed to c/o the Corporation at its registered office, Attn: Human Resources Division, Compensation Department. All notices to Participants, former Participants, beneficiaries or other persons acting for or on behalf of such persons which are not delivered personally to an individual shall be addressed to such person by the Corporation or its designee at the last address for such person maintained in the records of the Board or the Corporation.

ARTICLE 5 — CHANGE OF CONTROL

Upon the occurrence of a Change of Control, all the RSUs at that time shall automatically and irrevocably become vested in full.

ARTICLE 6 — UNFUNDED PLAN

The Plan is intended to constitute an "unfunded" plan for incentive compensation. Nothing contained in the Plan (or in any RSU Agreement or other documentation related thereto) shall give a Participant any rights that are greater than those of a general creditor of the Corporation.

ARTICLE 7 — EFFECTIVE DATE

The Plan will be effective as of December 18, 2003.

SCHEDULE A – CHANGE OF CONTROL

"Change of Control" shall be deemed to have occurred in respect of the Corporation if:

(i) a "person" or "group" within the meaning of Sections 13(d) and 14(d)(2) of the *United States Securities Exchange* Act of 1934, as amended (the "1934 Act") becomes the ultimate "beneficial owner" as defined in Rule 13d-3 under the 1934 Act of more than a majority of the total voting power of the capital stock of the Corporation of any class or kind ordinarily having the power to vote for the election of directors of the Corporation on fully diluted basis; or

(ii) individuals who on a particular date constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election to the Board of Directors by the Corporation's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on such date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Director of the Corporation then in office (a "Change in the Board Majority"), and a "person" or "group" within the meaning of Sections 13(d) and 14(d)(2) of the 1934 Act has become, at any time during the 120 days before the Change in Board Majority, the ultimate "beneficial owner" (as defined in the Rule 13d-3 under the 1934 Act) of more than 33 1/3% of the total voting power of the capital stock of the Corporation of any class or kind ordinarily having the power to vote for the election of directors of the Corporation on a fully diluted basis; or

(iii) there is consummated either 1) merger, consolidation, reorganization, share exchange or issuance of securities involving the Corporation (each a "Business Combination") unless, immediately after such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of voting capital of the Corporation immediately before the Business Combination continue to beneficially own, directly or indirectly, more than 66 2/3% of the then outstanding voting capital of the resulting or acquiring entity in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Corporation or substantially all the Corporation's assets either directly or indirectly) in substantially the same proportions as their respective ownership in the outstanding voting capital immediately before such Business Combination; or 2) the sale or other disposition of any of the Corporation for gross proceeds equal to at least two-thirds of the then appraised private enterprise value of the Corporation; or

(iv) proceedings are commenced by the Corporation to seek its reorganization, arrangement or the composition or readjustment of its debt or to obtain relief in respect of the Corporation, in each instance, under any law relating to bankruptcy, insolvency or reorganization; or

(v) the Board of Directors of the Corporation adopts a resolution to the effect that, for the purposes of this Plan, a Change of Control has occurred.

SCHEDULE B — FORM OF RSU AGREEMENT

This RSU Agreement is entered into between Telesystem International Wireless Inc. (the "Corporation") and the Participant named below pursuant to the Restricted Share Unit Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1. on _____ (the "Grant Date");

2. _____(the "Participant");

3. was granted ____ Restricted Share Units ("RSUs"), in accordance with the terms of the Plan;

4. these RSUs will vest as follows:

Number of RSUs	Vesting On
_____	_____
_____	_____
_____	_____

all on the terms and subject to the conditions set out in the Plan.

5. the Board shall not amend, alter or impair in any manner these RSUs without the express consent of the Participant, irrespective of any action taken by the Board.

By signing this agreement, the Participant:

(i) acknowledges that he or she has read and understands the Plan and that he or she will abide by its terms and conditions;

(ii) agrees that an RSU does not carry any voting rights;

(iii) acknowledges that the value of the RSUs granted herein, is in US$ denomination, and such value is not guaranteed;

(iv) recognizes that the value of an RSU upon delivery, is subject to stock market fluctuations;

(v) who is a Canadian resident, for income tax purposes, understands that by virtue of Section 4.4, he or she will be required to sell, immediately upon delivery of Shares, a given number of Shares, the net proceeds of which shall be sufficient to cover any applicable withholding taxes and other source deduction required by law to be withheld by the Corporation, and further so authorizes the Corporation to have said Shares sold without further instructions by the Participant;

SCHEDULE B — FORM OF RSU AGREEMENT (Cont'd)

(vi) recognizes that, at the sole discretion of the Corporation, the Plan can be administered by a designee of the Corporation by virtue of paragraph 3.1(b)(vii) and any communication from or to the designee shall be deemed to be from or to the Corporation.

I hereby **DESIGNATE** _____ *(PRINTED LETTERS)* as my beneficiary, to receive any payments under the Plan in the event of my death provided, however, that if the above-named beneficiary predeceases me, such payments shall be made to my estate.

(This designation hereby revokes any designation previously made for the purposes of the Plan and <u>can be revoked</u> at any time by written notice to the Compensation & Benefits Department of TIW).

IN WITNESS WHEREOF the Corporation and the Participant have executed this RSU Agreement as of _____.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By: _____

By: _____

_____
Name of Participant

_____
Signature of Participant

_____
Date

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your Units.